UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 13, 2023

Perception Capital Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40976	98-1578608
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3109 W 50th St., #207
Minneapolis, MN	55410
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (952) 456-5300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	PCCTU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	PCCT	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PCCTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.

Extraordinary General Meeting

On October 13, 2023, Perception Capital Corp. II (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”), at which holders of 1,534,487 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and 5,750,000 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares” and, together with Class A Ordinary Shares, the “Ordinary Shares”), were present in person or by proxy, representing approximately 92.26% of the issued and outstanding 7,830,915 Ordinary Shares entitled to vote thereat as of September 26, 2023 (the “Record Date”), constituting a quorum. Shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.” A summary of the voting results and matters presented at the Meeting is set forth below.

The Business Combination Proposal

Shareholders approved, by ordinary resolution, the proposal to adopt the Agreement and Plan of Merger, dated as of January 16, 2023 (the “Merger Agreement”), by and among the Company, Perception Spectaire Merger Sub Corp., a Delaware corporation and direct wholly-owned subsidiary of the Company (“Merger Sub”), and Spectaire Inc., a Delaware corporation (“Spectaire”), which provides for, among other things, the merger of Merger Sub with and into Spectaire (the “Merger”), with Spectaire surviving the Merger as a direct wholly-owned subsidiary of the Company (the Merger and other transactions contemplated by the Merger Agreement, the “Business Combination”). The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

The Domestication Proposal

Shareholders approved, by special resolution, the proposal to adopt the change of the Company’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). References to “NewCo” are to the Company following the Domestication. The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

The Organizational Documents Proposals

Shareholders approved four separate proposals with respect to the following material differences between the Company’s Amended and Restated Memorandum and Articles of Association (as may be amended, the “Charter”) and the proposed certificate of incorporation and the proposed bylaws of NewCo (collectively, the “Proposed Organizational Documents”), a corporation incorporated in the State of Delaware, each to be effective upon the Domestication in accordance with Section 388 of the Delaware General Corporation law (the “DGCL”), which will be renamed “Spectaire Holdings Inc.” in connection with the Business Combination.

Organizational Documents Proposal A

Shareholders approved, by special resolution, the proposal to increase the authorized share capital of the Company from 500,00,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares and 5,000,000 preference shares, par value $0.0001 per share, to 600,000,000 shares of common stock, par value $0.0001 per share, of Spectaire Holdings Inc. (“NewCo Common Stock”) and 20,000,000 shares of preferred stock, par value $0.0001 per share, of Spectaire Holdings Inc. (“NewCo Preferred Stock”). The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

Organizational Documents Proposal B

Shareholders approved, by special resolution, the proposal to authorize the board of directors of NewCo (the “NewCo Board”) to issue any or all shares of NewCo Preferred Stock in one or more classes or series, with such terms and such conditions as may be expressly determined by the NewCo Board and as may be permitted by the DGCL. The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

Organizational Documents Proposal C

Shareholders approved, by special resolution, the proposal to provide that the NewCo Board be divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term. The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

Organizational Documents Proposal D

Shareholders approved, by special resolution, the proposal to authorize all other changes in connection with the replacement of the Charter with the Proposed Organizational Documents in connection with the consummation of the Business Combination, including (1) changing the corporate name from “Perception Capital Corp. II” to “Spectaire Holdings Inc.,” (2) making NewCo’s corporate existence perpetual, (3) adopting Delaware as the exclusive forum for certain stockholder litigation, (4) adopting Section 203 of the DGCL related to takeovers by interested stockholders and (5) removing certain provisions related to the Company’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination. The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

The Director Election Proposal

Shareholders approved, by ordinary resolution, the election of the following directors who, upon consummation of the Business Combination, will be the directors of NewCo. The voting results were as follows:

Jörg Mosolf

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

Frank Baldesarra

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

Patricia Sapinsley

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

James Sheridan

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

Tao Tan

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

Brian Semkiw

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

Brian Hemond

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

The Stock Issuance Proposal

Shareholders approved, by ordinary resolution, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance or potential issuance of NewCo Common Stock to (a) the stockholders of Spectaire as of immediately prior to the closing of the Business Combination and (b) the Eligible Company Equityholders (as defined in the Merger Agreement), in each case, pursuant to the Merger Agreement, to be effective prior to or substantially concurrently with the closing of the Business Combination. The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

The NewCo Incentive Plan Proposal

Shareholders approved, by special resolution, the adoption of the NewCo 2023 Incentive Award Plan. The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
7,013,879	210,608	0	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Perception Capital Corp. II

Date: October 13, 2023

	By:	/s/ Rick Gaenzle
	Name:	Rick Gaenzle
	Title:	Chief Executive Officer